Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2007	2008	2009	2010(a)	2011(b)
Net income from continuing operations attributable to Ameren Corporation	$617,804	$605,189	$612,313	$138,678	$518,945
Add- Net income attributable to noncontrolling interest	27,266	28,422	2,007	3,366	1,061
Add- Taxes based on income	330,141	326,736	332,128	325,320	310,110

Net income before income taxes and noncontrolling interests	975,211	960,347	946,448	467,364	830,116
Add- fixed charges:
Interest on short-term and long-term debt (c)	421,406	440,507	518,149	511,468	464,522
Estimated interest cost within rental expense	5,020	6,510	8,341	8,593	8,196
Amortization of net debt premium, discount, and expenses	18,638	19,716	16,183	14,337	13,312
Subsidiary preferred stock dividends	10,871	10,357	9,874	8,278	6,028
Adjust preferred stock dividends to pretax basis	5,709	5,497	5,271	4,753	3,561

Total fixed charges	461,644	482,587	557,818	547,429	495,619

Less: Adjustment of preferred stock dividends to pretax basis	5,709	5,497	5,271	4,753	3,561

Earnings available for fixed charges	$1,431,146	$1,437,437	$1,498,995	$1,010,040	$1,322,174

Ratio of earnings to fixed charges	3.10	2.97	2.68	1.84	2.67

(a)

In the third quarter of 2010, Ameren Corporation recorded a goodwill and other impairment charge of $589 million. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(b)

During 2011, Ameren Corporation recorded a charge to earnings of $125 million related to a loss on regulatory disallowance, charges related to the closure of two energy centers and asset impairments. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of this Form 10-K for additional information.

(c)	Includes interest expense related to uncertain tax positions